CORPORATE ACCESS NUMBER: 2020973679

Government
of Alberta ■

BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

AMENDMENT

HIGH TIDE INC.
AMENDED ITS ARTICLES ON 2021/05/13.

Name/Structure Change Alberta Corporation - Registration Statement

Alberta Amendment Date: 2021/05/13

Service Request Number:	35436985
Corporate Access Number:	2020973679
Business Number:	760648717
Legal Entity Name:	HIGH TIDE INC.
French Equivalent Name:	
Legal Entity Status:	Active
Alberta Corporation Type:	Named Alberta Corporation
New Legal Entity Name:	HIGH TIDE INC.
New French Equivalent Name:	
Nuans Number:	120546086
Nuans Date:	2018/09/06
French Nuans Number:	
French Nuans Date:	
Share Structure:	SEE ATTACHED SCHEDULE "A" HERETO
Share Transfers Restrictions:	SEE ATTACHMENT, RESTRICTIONS ON SHARE TRANSFERS.
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	15
Business Restricted To:	N/A
Business Restricted From:	N/A
Other Provisions:	SEE ATTACHED SCHEDULE "B" HERETO
BCA Section/Subsection:	173 (1)(F)
Professional Endorsement Provided:	
Future Dating Required:	

Annual Return

File Year	Date Filed
2021	2021/01/15
2020	2020/07/16
2019	2019/03/27

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Restrictions on Share Transfers	ELECTRONIC	2018/02/08

Share Structure	ELECTRONIC	2018/02/26
Share Structure	ELECTRONIC	2018/10/04
Other Rules or Provisions	ELECTRONIC	2018/10/04
Consolidation, Split, Exchange	ELECTRONIC	2018/10/04
Share Structure	ELECTRONIC	2020/02/03
Statutory Declaration Notice Error	10000207135180734	2020/07/16
Consolidation, Split, Exchange	ELECTRONIC	2021/05/13

Registration Authorized By: HARKIRAT GROVER
SOLICITOR

The Registrar of Corporations certifies that the information contained in this statement is an accurate reproduction of the data contained in the specified service request in the official public records of Corporate Registry.

Upon the issuance of a certificate of amendment (the "Effective Time"), the Articles of Incorporation of the above-named Corporation are amended pursuant to Section 173(1)(f) of the Act, to consolidate the common shares of the Corporation at a ratio of 15:1 (the "Consolidation Ratio"), so that every fifteen (15) common shares of the Corporation issued and outstanding immediately before the Effective Time (singularly, a "Pre-Consolidation Share") shall, automatically and without any action on the part of the respective holders thereof, be combined and converted into one (1) new common share of the Corporation (singularly "Post-Consolidation Share", and if more than one the "Post-Consolidation Shares"). In the event that the Consolidation Ratio would otherwise result in the issuance to any shareholder of a fractional Post-Consolidation Share, no fractional Post-Consolidation Share shall be issued and the number of Post-Consolidation Shares issuable to such shareholder shall be rounded up to the next higher whole number if the fraction is 0.5 or greater, and rounded down to the next lower whole number if the fraction is less than 0.5. Each certificate that immediately before the Effective Time represented Pre-Consolidation Shares shall thereafter represent that number of common shares of the Corporation into which the Pre-Consolidation Common Shares shall have been combined, subject to the elimination of fractional share interests as described above.